Exhibit 21.1

LIST OF SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Organization	Percentage of Ownership
1847 Asien Inc.	Delaware	95%
Asien’s Appliance, Inc.	California	100%
1847 Cabinet Inc.	Delaware	92.5%
Kyle’s Custom Wood Shop, Inc.	Idaho	100%
Sierra Homes, LLC	Nevada	92.5%
High Mountain Door & Trim Inc.	Nevada	92.5%
1847 Wolo Inc.	Delaware	92.4%
Wolo Mfg. Corp.	New York	100%
Wolo Industrial Horn & Signal, Inc.	New York	100%
1847 ICU Holdings Inc.	Delaware	100%
ICU Eyewear Holdings, Inc.	California	100%
ICU Eyewear, Inc.	California	100%
1847 HQ Inc.	Delaware	100%